FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 28, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

Banro Corporation

PRESS RELEASE

BANRO FINANCIAL STATEMENT UPDATE

Toronto, Canada – August 28, 2008 - Banro Corporation ("Banro" or the "Company") (AMEX - "BAA"; TSX - "BAA") announces that its interim consolidated financial statements and related management’s discussion and analysis for the three-month period ended March 31, 2008 have been restated and refiled under the Company’s profile on SEDAR at www.sedar.com. In connection with a review of its interim consolidated financial statements for the three and six month periods ended June 30, 2008, the Company determined that the previously issued interim consolidated financial statements for the three month period ended March 31, 2008 required an adjustment in the accounting for the dilution of its interest in BRC DiamondCore Ltd. (“BRC”) and the treatment of its loss of significant influence. The dilution of the Company’s interest in BRC resulted from the acquisition by BRC of Diamond Core Resources Limited on February 11, 2008. Pursuant to such transaction, the Company’s ownership interest in BRC was reduced from 27% to 14%.

The impact of the restatement on the interim consolidated financial statements for the three month period ended March 31, 2008 was to increase net income by U.S.$11,363,090, decrease contributed surplus by U.S.$333,270 and decrease accumulated other comprehensive income by U.S.$11,029,820. This resulted in a net income per share of U.S.$0.24 from a previously reported net loss per share of U.S.$0.04. For a further discussion of the impact of the restatement on the interim consolidated financial statements, see the explanatory note included in the restated interim consolidated financial statements for the three month period ended March 31, 2008. The Company notes that the changes to the financial statements referred to above are of a non-cash nature and have no effect on the Company’s financial position or operations.

In connection with the review of its interim consolidated financial statements for the three and six month periods ended June 30, 2008 the Company also re-examined the accounting treatment of dilution gains for the purposes of the reconciliation of its financial statements to United States generally accepted accounting principles ("GAAP") in its consolidated financial statements for the years ended December 31, 2007 and 2006 and determined that gains related to the dilution of BRC should have been recorded in capital as a result of Staff Accounting Bulletin Topic 5-H (SEC 4940) which outlines the SEC staff position on certain dilution gains related to development stage companies. The Company expects to re-file such statements to reflect the required changes shortly. The changes will only affect the reconciliation of Canadian GAAP to U.S. GAAP. There will be no impact on the Company’s audited financial statements prepared in accordance with Canadian GAAP.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.